FOR IMMEDIATE RELEASE
July 7, 2011
LJ INTERNATIONAL INC. ANNOUNCES 156 ENZO STORES TO DATE
COMPANY ON TRACK FOR 200 STORES BY YEAR-END 2011
HONG KONG, July 7, 2011, — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced that its ENZO retail division is operating 156 stores to date, an increase from 138 stores on March 31, 2011. As previously announced, additional ENZO stores are scheduled to open in the second half of 2011, bringing the total count to an estimated 200 stores throughout China by year end.
Scheduled store openings are in major cities within the People’s Republic of China including Shenzhen, Guangzhou, Fuzhou, Nanning and Hong Kong. LJI expects to open approximately 10 new ENZO stores in these regions. New locations were chosen for the growing consumer base and preferences for jewelry that is affordable and luxurious.
“We are proud of our progress to date with ENZO’s expansion and look forward to continuing our effort in the second half of 2011. The newly opened stores carry ENZO’s main product lines of colored jewelry as well as pieces that address the style preferences of local consumers. Our trained sales team is on hand to educate and advise on customer purchases,” said by Yu Chuan Yih, Chairman and CEO of LJ International.
About LJ International Inc.
LJ International Inc. (LJI) (NasdaqGM: JADE — News) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements:
This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “expects” and similar references to future periods.

Examples of forward-looking statements include, but are not limited to, statements we make regarding ENZO stores expansion plan. The foregoing is not an exclusive list of all forward-looking statements we make.
Forward-looking statements are based on our current expectations and assumptions regarding our business, the global economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include global political, economic, business, competitive, market and regulatory conditions and the following: the current global financial crisis and economic conditions; changes in consumer spending patterns and consumer preferences; the effects of political and economic events and conditions in the U.S., China and worldwide; the impact of competition and pricing; market price of key raw materials; political instability; currency and exchange risks and changes in existing or potential duties, tariffs or quotas; availability of attractive store locations; our ability to develop new merchandise; and our ability to hire, train and retain associates. The risk factors that are presented in Item 3.D. of our Report on Form 20-F for the fiscal year ended December 31, 2009, as well as the disclosures contained in our other public filings which we have filed with the Securities and Exchange Commission.
Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cgc-us.com/ rcooper@cgc-us.com
www.ljintl.com